SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: March 30, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 30, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

March 30, 2005

IVANHOE MINES AND MITSUI & CO. FORM STRATEGIC ALLIANCE
TO DEVELOP MAJOR COPPER-GOLD, COAL
AND INFRASTRUCTURE PROJECTS IN SOUTHERN MONGOLIA

ULAANBAATAR, MONGOLIA — Robert Friedland, Chairman of Ivanhoe Mines Ltd., of Canada, and Katsuto Momii, Executive Director and Executive Vice-President of Mitsui & Co., Ltd., of Japan, announced today that Ivanhoe and Mitsui have agreed to work together to jointly develop copper/gold and coal projects, and to deliver related transportation, electrical energy and other infrastructure services, in Mongolia’s South Gobi Region.

Mr. Friedland and Mr. Momii announced the signing of the memorandum of understanding (MOU) establishing their strategic alliance while hosting a reception attended by Mongolia’s national leaders and parliamentarians.

Ivanhoe Mines, with production, development and exploration projects in the Asia-Pacific region, and Mitsui & Co., one of Japan’s leading companies, intend to play an important role in supporting the Mongolian government’s recently announced South Gobi Development Initiative. The companies’ contribution to the initiative will involve the construction of a modern, state-of-the-art electricity generating plant, transmission lines, roads and railways.

The initial focus of the strategic alliance between Ivanhoe and Mitsui will be the integrated development of infrastructure projects in Mongolia’s South Gobi Region to support the development of Ivanhoe’s copper-gold and coal discoveries and other resource initiatives.

Features of the MOU include:

1.	Agreement by Ivanhoe and Mitsui to jointly develop infrastructure projects in Mongolia’s South Gobi. Ivanhoe has formed the South Gobi Power Development Corporation (SGPDC), a Japanese company with the specific objective of developing a new, environmentally friendly and state-of-the art source of electricity in the region. Mitsui will join the initiative and take an equity position in SGPDC. Ivanhoe and Mitsui will consider the participation by other strategic partners in SGPDC from Japan, China and Mongolia at a later date. The companies also will consider possible participation by Mitsui in the development of additional infrastructure necessary to support the operation of Ivanhoe’s Oyu Tolgoi copper-gold mine.

2.	A declaration by Mitsui that it intends to participate in the development of Ivanhoe’s recent coal discoveries and that it shares with Ivanhoe a common objective of acquiring a significant interest in the Tavan Tolgoi coal development.

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Ivanhoe currently is delineating substantial high-quality coal resources, including an unusually thick seam of high-quality bituminous coal in the Nariin Sukhait area on property controlled by Ivanhoe in Southern Mongolia, approximately 40 kilometres north of the Mongolia-China border. Ivanhoe and Mitsui also are jointly pursuing other coal-development projects and initiatives, including the Tavan Tolgoi deposit, in the South Gobi Region.

3.	Advancing the development of Ivanhoe’s Oyu Tolgoi Copper-Gold Project in Mongolia’s South Gobi Region. A series of discoveries by Ivanhoe Mines at Oyu Tolgoi during the past four years now constitute the world’s largest, greenfields copper-gold mining project. Mitsui has declared its interest in participating in the development of Oyu Tolgoi and Ivanhoe has agreed to consider an opportunity for Mitsui to purchase an equity participation in the project.

“Mitsui, a leading trading house with enormous resources and a long and honourable tradition as one of the pre-eminent business architects of the modern Japanese economy, is an ideal partner to work with Ivanhoe in building a powerful new engine of economic growth in Mongolia’s South Gobi Region,” Mr. Friedland said.

“Through its direct investments and business activities around the world, Mitsui is highly respected in the global mining, metals and energy businesses. Mongolia is poised to become a significant contributor to world trade in copper, gold and coal. By working together, we can deliver a new generation of integrated resource assets in a timely, cost-effective and environmentally responsible manner that will ensure maximum benefits for the Mongolian economy and all Mongolians.”

“We are extremely excited and happy to be involved in the future development of the South Gobi region together with Ivanhoe Mines, a company that has a long-standing presence in Mongolia,” Mr. Momii said. “It is our strong intention to contribute to Mongolia in the long term and we look forward to working closely with the Mongolian people.”

Mitsui & Co., Ltd. is a leading trading company headquartered in Tokyo, Japan, with more than 700 subsidiaries and associated companies around the world. Their trading activities include the investment, sale, distribution, purchase, marketing and supply of a wide variety of products, including iron and steel, non-ferrous metals, machinery, electronics, chemicals, energy-related commodities and products, food products, textiles, general merchandise and real estate. Annual revenue is in excess of USD$28 billion. It is one of Mitsui’s core business strategies to invest in mineral resources, including coal, iron ore and copper. Mitsui has partnerships with leading mining companies BHP-Billiton, Rio Tinto, Anglo American, Falconbridge and CVRD in key mineral-production nations, including Australia, Chile, Brazil and India.

Ivanhoe has a 100% interest in the Oyu Tolgoi copper and gold project and owns or controls exploration rights covering approximately 125,000 square kilometres in Mongolia, where additional copper, gold and coal discoveries are being delineated. Ivanhoe produces LME

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Grade A copper from its Monywa joint venture in Myanmar. Ivanhoe has previously announced a strategic-alliance agreement with China International Trust and Investment Corporation (CITIC) to pursue international projects to help China meet its rapidly growing demand for metals and energy. Ivanhoe also has MOUs with Jiangxi Copper Co. and China Non-Ferrous Metals Corporation to cooperate in the development of copper resources in the Greater China Region.

Ivanhoe’s shares are listed on the New York, Toronto and Australian stock exchanges under the symbol IVN.

Mitsui information contact in Japan
Corporate Communications Division: Eiki Okada +81.3.3285.7562

Ivanhoe information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning Ivanhoe’s agreements with Mitsui & Co. and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.